SECURITI  ISSION

02019066

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimates average burden
Hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECD S.E.C.
MAR 04 2002

SEC FILE NUMBER
8 - 39729

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

ACCESS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 BUXTOM FARM ROAD
(No. And Street)

STAMFORD	CT	06905
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SUSAN SANTORY (203) 454-2210
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name)*

60 EAST 42ND STREET	NEW YORK	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, SCOTT B. FRISOLI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____________________, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



Signature

CEO

Title



Notary Public

SUSAN F. MALONEY
NOTARY PUBLIC
MY COMMISSION EXPIRES NOV. 30, 2002

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Access Securities, Inc.:

We have audited the accompanying statement of financial condition of Access Securities, Inc. as of December 31, 2001, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Access Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11, 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission and by Section 1.17 of the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Fulvio & Associates L.L.P.

New York, New York
February 22, 2001

ACCESS SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2001

ACCESS SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2001

ACCESS SECURITIES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2001

CONTENTS

ACCESS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$ 728,969
Securities owned, at market value	3,406,752
Receivable from brokers and clearing organization	3,373,721
Investment in SLK	12,715
Furniture and equipment (net of accumulated depreciation of $398,469)	74,146
Security deposit and other assets	8,158
Investment in NASD Private Placement	120,800
TOTAL ASSETS	$ 7,725,261

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Accrued expenses payable	$ 3,327,936
Securities sold not yet purchased, at market value	2,203,507
Liability subordinated to claims of general creditors	950,000
Total Liabilities	6,481,443
Shareholder's Equity:	
Common Stock – No Par Value, 100 shares authorized, 100 shares issued and outstanding	566,881
Retained earnings	676,937
Total Shareholder's Equity	1,243,818
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 7,725,261

The accompanying notes are an integral part of these financial statements.

ACCESS SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES:	
Commission income	$ 19,509,380
Net trading gain	13,687,540
Miscellaneous income	200,709
TOTAL REVENUE	$ 33,397,629
EXPENSES:	
Floor brokerage and clearance charges	$ 7,015,147
Employee compensation and benefits	20,435,570
Communication expenses	366,650
Postage and office expense	1,713,438
Subscriptions and data services	2,477,523
Rent	259,506
Professional fees and consulting	461,245
Interest expense	80,144
Depreciation and amortization	55,211
Regulatory fees	61,949
Insurance	289,297
Travel & Entertainment	91,610
Contributions	50,842
Miscellaneous tax expense	7,320
TOTAL EXPENSES	$ 33,365,452
NET INCOME	$ 32,177

The accompanying notes are an integral part of these financial statements.

ACCESS SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Retained Earnings	Total
Shareholder's Equity January 1, 2001	$ 566,881	$ 644,760	$ 1,211,641
Net Income	-	32,177	32,177
Shareholder's Equity December 31, 2001	$ 566,881	$ 676,937	$ 1,243,818

The accompanying notes are an integral part of these financial statements.

ACCESS SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows from operating activities:	
Net Income	$ 32,177
Adjustments to reconcile net income to Net cash used in operating activities:	
Depreciation and amortization	55,211
Increase in securities owned, at market value	(2,058,118)
Increase in receivable from brokers	(467,661)
Decrease in security deposits and other assets	10,390
Decrease in accrued expenses payable	(796,117)
Increase in securities sold, not yet purchased	1,828,770
Total adjustments	(1,427,525)
Net Cash Used In Operating Activities	(1,395,348)
Cash flows used in investing activity:	
Purchase of fixed assets	(9,251)
Net Cash Used In Investing Activity	(9,251)
Net Decrease in Cash	(1,404,599)
Cash at January 1, 2001	2,133,568
Cash at December 31, 2001	$ 728,969

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ 80,144
Income taxes	$ 7,320

The accompanying notes are an integral part of these financial statements.

ACCESS SECURITIES, INC.
STATEMENT OF CHANGES IN SUBORDINATED LOANS
FOR THE YEAR ENDED DECEMBER 31, 2001

Subordinated Loans January 1, 2001	$ 950,000
Increases (Decreases)	-
Subordinated Loans December 31, 2001	$ 950,000

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Access Securities, Inc., (the "Company") is a registered broker-dealer, primarily acting as brokers in executing customers' orders for the purchase and sale of marketable securities on their behalf on a fully disclosed basis with a clearing broker-dealer.

The Company computes depreciation using various methods based on the estimated useful lives of the depreciable assets.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counter-party with which it conducts business.

NOTE 2 - INCOME TAXES

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code. Accordingly, the corporation is not considered a taxable entity for federal income tax purposes. Any taxable income, losses or credits are reported by the stockholder on his individual tax return.

The Company does business in various states and is liable for minimum taxes in those states.

NOTE 3 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934. The rule requires the maintenance of minimum net capital as defined and that aggregate indebtedness, as defined, may not exceed fifteen times net capital, as defined. At December 31, 2001, the Company had net capital of $1,396,651 which exceeded its minimum requirement by $1,174,789.

The Company is also a member of the National Futures Association, subjecting them to the net capital rule pursuant to regulation 1.17 of the Commodity Futures Trading Commission. At December 31, 2001 their minimum net capital requirement was $221,862 which the Company exceeded by $1,174,789.

NOTE 4 - COMMITMENTS

The Company has offices in Connecticut, California, and Georgia.

The Company is on a month-to-month basis on its space in Connecticut until a new lease is signed, and does not have significant commitments on any other office.

NOTE 5 - SUBORDINATED LOAN

As of December 31, 2001, the Company has a subordinated loan in the amount of $950,000, and bearing interest at the broker's call rate. This loan matures in September 2002 with an option to renew. This loan qualifies as capital pursuant to Rule 15c3-1.

SUPPLEMENTAL INFORMATION

ACCESS SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

Credits:		
Total Shareholder's Equity		$ 1,243,818
Subordinated Loan		950,000
		$ 2,193,818
Debits:		
Non Allowable Assets		(367,239)
Net Capital before Haircuts on Securities		1,826,579
Less: Haircuts on Securities	(322,114)	
Undue concentration charge	(107,814)	
		(429,928)
NET CAPITAL		1,396,651
Minimum Net Capital Requirement		221,862
EXCESS NET CAPITAL		$ 1,174,789
Computation of Aggregate Indebtedness (A.I.)		
Total A.I.		3,327,933
Rate		6 2/3%
Minimum Net Capital		$ 221,862
Ratio of aggregate indebtedness to net capital		2.38 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part II filing.

ACCESS SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2001

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

ACCESS SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO REGULATION 1.17 OF THE COMMODITY FUTURES TRADING COMMISSION
AS OF DECEMBER 31, 2001

Credits:		
Total Shareholder's Equity		$ 1,243,818
Subordinated Loan		950,000
		$ 2,193,818
Debits:		
Non Allowable Assets		(367,239)
Net Capital before Haircuts on Securities		1,826,579
Less: Haircuts on Securities	(322,114)	
Undue concentration charge	(107,814)	
		(429,928)
NET CAPITAL		1,396,651
Minimum Net Capital Requirement		221,862
EXCESS NET CAPITAL		$ 1,174,789
Computation of Aggregate Indebtedness (A.I.)		
Total A.I.		3,327,933
Rate		6 2/3%
Minimum Net Capital		$ 221,862
Ratio of aggregate indebtedness to net capital		2.38 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part II filing.

SUPPLEMENTARY REPORT
OF INDEPENDENT AUDITORS

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Shareholder of
Access Securities, Inc.

In planning and performing our audit of the financial statements of Access Securities, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons
- Recordation of differences required by rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practice and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Access Securities, Inc. to achieve all the divisions and duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. the Commodity Futures Trading Commission and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and Section 1.17 of the Commodity Exchange Act in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Julius + Associates, LLP.

New York, New York
February 22, 2002

ACCESS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Access Securities, Inc.:

We have audited the accompanying statement of financial condition of Access Securities, Inc. as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Access Securities, Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, L.L.P.

New York, New York
February 22, 2002

ACCESS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$ 728,969
Securities owned, at market value	3,406,752
Receivable from brokers and clearing organization	3,373,721
Investment in SLK	12,715
Furniture and equipment (net of accumulated depreciation of $398,469)	74,146
Security deposit and other assets	8,158
Investment in NASD Private Placement	120,800
TOTAL ASSETS	$ 7,725,261

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Accrued expenses payable	$ 3,327,936
Securities sold not yet purchased, at market value	2,203,507
Liability subordinated to claims of general creditors	950,000
Total Liabilities	6,481,443
Shareholder's Equity:	
Common Stock – No Par Value, 100 shares authorized, 100 shares issued and outstanding	566,881
Retained earnings	676,937
Total Shareholder's Equity	1,243,818
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 7,725,261

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Access Securities, Inc., (the "Company") is a registered broker-dealer, primarily acting as brokers in executing customers' orders for the purchase and sale of marketable securities on their behalf on a fully disclosed basis with a clearing broker-dealer.

The Company computes depreciation using various methods based on the estimated useful lives of the depreciable assets.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counter-party with which it conducts business.

NOTE 2 - INCOME TAXES

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code. Accordingly, the corporation is not considered a taxable entity for federal income tax purposes. Any taxable income, losses or credits are reported by the stockholder on his individual tax return.

The Company does business in various states and is liable for minimum taxes in those states.

NOTE 3 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934. The rule requires the maintenance of minimum net capital as defined and that aggregate indebtedness, as defined, may not exceed fifteen times net capital, as defined. At December 31, 2001, the Company had net capital of $1,396,651 which exceeded its minimum requirement by $1,174,789.

The Company is also a member of the National Futures Association, subjecting them to the net capital rule pursuant to regulation 1.17 of the Commodity Futures Trading Commission. At December 31, 2001 their minimum net capital requirement was $221,862 which the Company exceeded by $1,174,789.

NOTE 4 - COMMITMENTS

The Company has offices in Connecticut, California, and Georgia.

The Company is on a month-to-month basis on its space in Connecticut until a new lease is signed, and does not have significant commitments on any other office.

NOTE 5 - SUBORDINATED LOAN

As of December 31, 2001, the Company has a subordinated loan in the amount of $950,000, and bearing interest at the broker's call rate. This loan matures in September 2002 with an option to renew. This loan qualifies as capital pursuant to Rule 15c3-1.